VF 4-8-05

SEC 05040075 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 048507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Correll Co. Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9655 S. 78th Ave
(No. and Street)

Hickay Hills (City) IL (State) 60457 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Nicole Correll (708-599-2900)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James R. Clark, Ltd
(Name – *if individual, state last, first, middle name*)

15040 S. Ravinia Ave. (Address) Orland Park (City) IL (State) 60462 (Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL

REC'D S.E.C.
FEB 28 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 4-11-2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 4-8-05

OATH OR AFFIRMATION

I, M. Nicole Correll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Correll Co. Investment Services Corp., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

M. Nicole Correll
Signature

Vice President
Title

"OFFICIAL SEAL"
Karen F. Reynolds
Notary Public, State of Illinois
My Commission Exp. 09/05/2005

Karen F. Reynolds 4/1/05
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORRELL CO. INVESTMENT SERVICES CORP.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2004 and 2003

James R. Clark, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

James R. Clark, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

James R. Clark, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Correll Co. Investment Services Corp.

We have audited the accompanying statement of financial condition of Correll Co. Investment Services Corp., an Illinois corporation, as of December 31, 2004 and 2003, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements refered to above present fairly, in all material respects, the financial position of Correll Co. Investment Services Corp., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

James R. Clark, Ltd.

February 4, 2005
Orland Park, Illinois

CORRELL CO. INVESTMENT SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash - operating	$ 15,860	$ 10,178
Cash - interest bearing	327,777	243,703
Accrued concessions receivable	29,061	5,158
Prepaid expenses	13,426	11,351
Prepaid income taxes	-0-	35,288
TOTAL CURRENT ASSETS	386,124	305,678
INVESTMENTS	21,400	19,900
PROPERTY AND EQUIPMENT	-0-	-0-
	407,524	325,578
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued commissions payable	2,107	2,049
Other accrued expenses	3,200	3,200
Income taxes-current	5,924	-0-
TOTAL CURRENT LIABILITIES	11,231	5,249
STOCKHOLDERS' EQUITY		
Common stock, No par value, 1,000 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid in capital	9,937	9,937
Retained earnings	381,356	305,392
TOTAL STOCKHOLDERS' EQUITY	396,293	320,329
	$ 407,524	$ 325,578

See accompanying notes.

CORRELL CO. INVESTMENT SERVICES CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Concession & commission income	$ 692,793	$ 658,862
Advisory fees	35,265	25,196
TOTAL REVENUES	728,058	684,058
COMMISSIONS & DIRECT COSTS	386,318	421,582
NET REVENUES	341,740	262,476
OPERATING EXPENSES		
Salaries and related expense	148,719	134,833
Registrations and memberships	21,828	24,841
Office supplies and expense	23,369	31,720
Depreciation expense	31,888	-0-
Rent expense	21,000	17,300
Other expenses	7,279	8,707
TOTAL OPERATING EXPENSES	254,083	217,401
OPERATING INCOME	87,657	45,075
OTHER INCOME (EXPENSE)		
Interest and dividend income	3,131	1,828
Trading income(loss)	1,500	(26,200)
TOTAL OTHER INCOME (EXPENSE)	4,631	(24 372)
NET INCOME BEFORE INCOME TAXES	92,288	20,703
INCOME TAXES -Current	16,324	10,382
NET INCOME	75,964	10,321
BEGINNING RETAINED EARNINGS	305,392	295,071
ENDING RETAINED EARNINGS	$ 381,356	$ 305,392

See accompanying notes.

CORRELL CO. INVESTMENT SERVICES CORP.
STATEMENT OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 75,964	$ 10,321
Adjustments:		
Depreciation	31,888	-0-
(Increase) Decrease in:		
Accrued concessions receivable	(23,903)	9,505
Prepaid expenses	(2,075)	988
Prepaid income taxes	35,288	(35,288)
Securities owned, net	(1,500)	26,200
Increase (Decrease) in:		
Accrued commissions	58	(5,443)
Other accrued expenses	-0-	3,200
Accrued income taxes	5,924	(22,542)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	121,644	(13,059)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(31,888)	-0-
NET CASH USED BY INVESTING ACTIVITIES	(31,888)	-0-
NET INCREASE (DECREASE) IN CASH	89,756	(13,059)
CASH AT BEGINNING OF YEAR	253,881	266,940
CASH AT END OF YEAR	$ 343,637	$ 253,881

SUPPLEMENTAL CASH FLOW INFORMATION

	2004	2003
Cash paid for interest	$ -0-	$ -0-
Cash paid for income taxes	$ (24,888)	$ 68,212

See accompanying notes.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND ORGANIZATION

The company is a registered broker/dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Security Dealers, Inc. (NASD). The company is also registered with several states.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES

The company files income tax returns on the cash basis of accounting. At December 31, 2004 and 2003, timing differences between the two bases of accounting were immaterial, and therefore, no provision for deferred taxes was recorded.

NOTE B- INVESTMENTS

Investments consist of common shares and warrants of the NASDAQ Stock Market, Inc. and are stated at market values of $21,400 and $19,900 at December 31, 2004 and 2003, respectively. The change in market values result in trading income(loss) of $1,500 and $(26,200) in 2004 and 2003, respectively.

NOTE C- PROPERTY AND EQUIPMENT AND DEPRECIATION

Property and equipment consist of the following:

	2004	2003
Office Equipment and Furniture	$31,888	$ 6,553
Accumulated Depreciation	(31,888)	(6,553)
	$ -0-	$ -0-

Depreciation was computed under the first year expensing method (IRS Section 179 Election) for both financial statement and income tax reporting.

James R. Clark, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders of
Correll Co. Investment Services Corp.

Our report on our audit of the basic financial statements of Correll Co. Investment Services Corp, for 2004 and 2003 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and Aggregate Indebtedness/ Net Capital Ratio and Statement of Stockholders' Equity as of December 31, 2004 and 2003 are presented for the purpose of additional analysis and are not a required part of basic financial statements, but is supplementary information required by rule 17a-5 under the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. No material differences existed between these audited statements and the unaudited figures filed by Correll Co. Investment Services Corp. for December 31, 2004 and 2003, except for income tax provisions.

James R. Clark, Ltd.

February 4, 2005
Orland Park, Illinois

CORRELL CO. INVESTMENT SERVICES CORP.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS/
NET CAPITAL RATIO
December 31, 2004 and 2003

	2004	2003
Total Assets	$ 407,524	$ 325,578
Less: Total Liabilities (Exclusive of subordinated debt)	11,231	5,249
Net Worth	396,293	320,329
Additions to Net Worth		
Deferred tax provisions	-0-	-0-
Capital before deductions	396,293	320,329
Deductions from and/or charges to Net Worth		
Total non-allowable assets	39,998	12,351
Additional charges for customers' and non-customers' security accounts	-0-	-0-
Additional charges for customers' and non-customers' commodity accounts	-0-	-0-
Aged fail-to-deliver number of items -0-	-0-	-0-
Aged short security differences-number of items less reserves of $-0-	-0-	-0-
Secured demand note deficiency	-0-	-0-
Commodity futures contracts and spot commodities (proprietary-capital charges)	-0-	-0-
Other deductions and/or charges	-0-	-0-
Total Deductions from and charges to Net Worth	39,998	12,351
Net Capital before haircuts on securities positions	356,295	307,978
Haircuts on securities:		
Contractual committments	-0-	-0-
Subordinated borrowings	-0-	-0-

See accountant's report

CORRELL CO. INVESTMENT SERVICES CORP.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS/
NET CAPITAL RATIO
December 31, 2004 and 2003

	2004	2003
Trading and Investment accounts:		
Bankers' acceptances, certificates of deposit and commercial paper	-0-	-0-
U.S. & Canadian government obligations	-0-	-0-
State and municipal govt. obligations	-0-	-0-
Corporate obligations	-0-	-0-
Stocks and warrants	3,060	2,835
Options	-0-	-0-
Arbitrage	-0-	-0-
Other securities	1,136	2,874
Undue concentration	-0-	-0-
Total haircuts on Securities	(4,196)	(5,709)
Net Capital	352,099	302,269
Minimum net capital requirement	5,000	5,000
Total A.I. Liabilities from Statement of Financial Condition	11,231	5,249
Add:		
Drafts for immediate credit	-0-	-0-
Market value of securities borrowed for which no equivalent value is paid	-0-	-0-
Other unrecorded amounts in A.I.	-0-	-0-
Deduct:		
Adjustment based on Special Reserve Bank Account	-0-	-0-

See accountant's report

CORRELL CO. INVESTMENT SERVICES CORP.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS/
NET CAPITAL RATIO
December 31, 2004 and 2003

	2004	2003
Total aggregate indebtedness	$ 11,231	$ 5,249
Ratio of A.I. to net capital	.03	.02
Excess net capital at 1500%	$ 352,099	$ 302,269
Excess net capital at 1000%	$ 352,099	$ 302,269
Net capital in excess of minimum requirement	$ 347,099	$ 297,269
Equity as a percent of net worth	100%	100%

See accountant's report

CORRELL CO. INVESTMENT SERVICES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
December 31, 2004 and 2003

	2004	2003
Common stock	$ 5,000	$ 5,000
Additional paid in capital	9,937	9,937
Net income	75,964	10,321
Beginning retained earnings	305,392	295,071
STOCKHOLDERS' EQUITY	$ 396,293	$ 320,329

See accountant's report

James R. Clark, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors and Stockholders of
Correll Co. Investment Services Corp.

In planning and performing our audit of the financial statements of Correll Co. Investment Services Corp. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Corporation in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility for are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

James R. Clark, Ltd.

February 4, 2005
Orland Park, Illinois